UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                                                                      : CERTIFICATE PURSUANT TO
                                                                                              : 9; RULE 24
ENTERGY LOUISIANA, INC.                                            :
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File No. 70-10086                                                                 :
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(Public Utility Holding Company Act of 1935)                         :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Louisiana, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 29, 2003 and January 8, 2004.

On October 21, 2005, the Company issued and sold, by negotiated public offering, to Citigroup Global Markets Inc., Greenwich Capital Markets, Inc., BNY Capital Markets, Inc. and HVB Capital Markets, Inc., as underwriters, $150,000,000 in aggregate principal amount of the Company's First Mortgage Bonds, 5.83% Series due November 1, 2010 ("Bonds"), issued pursuant to the Sixty-second Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

Attached hereto and incorporated by reference are:

Exhibit A-3(f) - Conformed copy of Sixty-second Supplemental Indenture relating to the Bonds.

Exhibit A-4(c) - Conformed copy of the Bonds.

Exhibit B(f) - Conformed copy of Underwriting Agreement relating to the Bonds.

Exhibit C-1(f) - Copy of the Prospectus being used in connection with the sale of the Bonds (previously filed in Registration No. 333-114174 and incorporated herein by reference).

Exhibit F-1(f) - Post-effective opinion of Dawn A. Abuso, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel for the Company.

Exhibit F-2(f) - Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 31st day of October, 2005.

ENTERGY LOUISIANA, INC.

By: /s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer